SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For October 2021
Commission File Number 0-28800
______________________
DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park,

1709
South Africa
( Address of principal executive offices )
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F ☑

Form 40-F
☐
Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-
2(b) under the Securities Exchange Act of 1934.
Yes ☐

No
☑
If ''Yes''

is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of October 2021, incorporated by reference herein:
Exhibit

99.1

Release

dated

October

28,

2021,

“NOTICE

OF

ANNUAL

GENERAL

MEETING
AND NO CHANGE STATEMENT

”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: October 28, 2021

By: /s/ Riaan Davel

Name: Riaan Davel

Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
NYSE trading symbol: DRD
(“ DRDGOLD ” or the “ Company ”)
NOTICE OF

ANNUAL GENERAL

MEETING, NO

CHANGE STATEMENT

AND AVAILABILITY

OF
THE BROAD-BASED BLACK ECONOMIC EMPOWERMENT ANNUAL COMPLIANCE REPORT
Notice of annual general meeting and no change statement
Notice is hereby given that DRDGOLD’s

annual general meeting (“
AGM ”) of shareholders will be held
remotely at 10:00 a.m. (South African time) on Tuesday,

November 30, 2021, to transact the business
as stated in the notice of which will be distributed to DRDGOLD shareholders (“ Shareholders ”) today,
Thursday, October 28, 2021.

The

notice

of

AGM

also

contains

summary

consolidated

financial

statements

for

the

year

ended
June 30, 2021.

The

Company

has

retained

the

services

of

The

Meeting

Specialist

Proprietary

Limited

(“
TMS
”)

to
remotely

host

the

AGM

on

an

interactive

electronic

platform

in

order

to

facilitate

remote

electronic
attendance, participation and

voting by Shareholders

and/or their proxies.

TMS will assist

Shareholders
with the requirements for electronic attendance, participation in, and/or voting at the AGM.
Shareholders who wish

to electronically attend,

participate in

and/or vote

at the

AGM are

required to
contact TMS

at
proxy@tmsmeetings.co.za

or on

+27 11 520 7950/1/2

as soon

as possible,

in any

event
by

no

later

than

10:00

a.m.

(South

African

time)

on

Friday,

November

26,

2021.

Shareholders
participating in

this manner

may still

appoint a

proxy to

vote on

their

behalf at

the AGM.

Access by
means of electronic communication will be at the expense of the individual Shareholder.
Shareholders are advised that the annual report suite, including the Integrated Report and the Annual
Financial Statements for the year ended 30 June 2021 (“ Annual Financial Statements ”), is available on the Company’s website at https://www.drdgold.com/investors-and-media/annual-reports/2021 from
today, Thursday,

October 28, 2021.

In compliance with the United States

federal securities laws, DRDGOLD has

filed its annual report on
Form 20-F (“ Form 20-F ”) with the United States Securities and Exchange Commission (“ SEC ”) today,
Thursday, October 28,

2021. The

Form 20-F

may also

be accessed

electronically from

the
SEC website
and DRDGOLD’s website
today, Thursday,

October 28, 2021
.
The Annual

Financial
Statements, as

included in

Form 20-F

and published

on DRDGOLD’s

website,
are

prepared

in

accordance

with

International

Financial

Reporting

Standards

and

its

interpretations
adopted by the International Accounting Standards Board.

The

Annual

Financial

Statements,

and

the

auditor’s

report

thereon,

contain

no

modifications

to

the
financial information contained in the condensed consolidated reviewed provisional results for the year
ended June 30, 2021, published on Wednesday, August 25, 2021 or the auditor’s report thereon.

Should

Shareholders

require

further

information,

have

any

questions

or

require

a

hard

copy

of

the
Annual

Financial

Statements

(a

copy

of

which

will

be

provided,

free

of

cost),

please

contact

the
Company

Secretary

of

DRDGOLD

at
elise.beukes@drdgold.com

or

on

telephone

number

+27 470
2600.
Salient dates
2021
Record date to

determine which Shareholders

are entitled to

receive
the notice of AGM
Friday, October,

15
Last

day

to

trade

in

order

to

be

eligible

to

electronically

attend,
participate in and vote at the AGM
Tuesday,

November, 16
Record

date

to

determine

which

Shareholders

are

entitled

to
electronically attend, participate in and vote at the AGM
Friday, November,

19
Forms

of

proxy

for

the

annual

general

meeting

for

Shareholders
registered on the South

African register to

be lodged by

10:00 a.m.
(South African Time)

Friday, November,

26*
Forms of proxy

for the AGM for

Shareholders holding shares in

the
form of

American Depositary

Receipts to

be lodged

by 03:00

a.m.
(Eastern Standard Time)
Friday, November,

26*
Forms

of

proxy

for

the

AGM

for

Shareholders

registered

on

the
United

Kingdom

register

to

be

lodged

by

10:00

a.m.

(Greenwich
Mean Time)
Friday, November,

26*
*
Any forms

of proxy

not lodged

by this

date and

time must

be handed

to the

chairman of

the
AGM

before the
appointed proxy exercises any of the relevant Shareholder’s rights
.
Availability of the broad-based black economic empowerment annual compliance report
Shareholders are advised that the

Company’s annual compliance report prepared

pursuant to section
13(G)(2) of

the Broad-Based

Black Economic

Empowerment Act,

No. 53

of 2003

is available

on the
Company’s website at: https://www.drdgold.com/investors-and-media/annual-reports/2021
Johannesburg
October 28, 2021
Sponsor
One Capital